

September 28, 2012

Via E-Mail
Mark S. Peek
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

  Re: **Workday, Inc.**
      Registration Statement on Form S-1
      Filed August 30, 2012
      File No. 333-183640

Dear Mr. Peek:

   We have reviewed your registration statement and supplemental letter dated September 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Share-Based Compensation

Common Stock Valuations, page 58

1. We note your response to prior comment 20 in our letter dated July 26, 2012 regarding the increase in the fair value of your common stock from your most recent valuation date to the midpoint of your preliminary price range, as well as your proposed disclosures. In light of the significant disparity between the midpoint of the preliminary price range and the value of your common stock determined in the most recent valuation, please provide

us with additional detail to explain each of the following:

- You indicate that a recent improvement in major stock indices was a factor in determining the increase in the fair value of your common stock. Please clarify what percentage of the increase in fair value was attributable to this factor;

- Please tell us the specific differences in the valuation methodologies, assumptions and inputs used by the underwriters in determining the fair value of your common stock compared to the valuation prepared by the Board as of July 31, 2012;

- Please tell us whether the financial forecasts used by the underwriters in determining the fair value of your common stock were the same forecasts used by the Board in determining the fair value of your common stock as of July 31, 2012;

- Please tell us the various financial metrics the underwriters applied to the company's financial forecasts and how this affected the estimated price range when compared to the valuation prepared by the Board as of July 31, 2012;

- Please tell us the recent public companies the underwriters used in their valuation. Please also tell us whether any comparable companies used in the company's valuations were included in the underwriter's valuation. If comparable companies were used, tell us how the underwriters weighted the comparable companies to companies that recently completed initial public offerings in their valuation;

- Please provide more specific detail with regards to the various objective and subjective factors in the valuation prepared by the Board as of July 31, 2012 that were not applicable to the current estimated price range and tell us the impact these factors had on the current estimated price range; and

- Please tell us how the continued and accelerating improvement in the company's performance, including the growth in revenues and customers, impacted the underwriters' valuation. In this regard, clarify whether the growth rates for revenues and customers prior to July 31, 2012 were significantly different than the growth rates after July 31, 2012 and provide us with an analysis to support this factor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara Jacobs
Assistant Director

cc: Via E-Mail
        Jeffrey Vetter, Esq.
        Fenwick & West LLP